UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                          (Amendment No. 1)(1)


                              Argan, Inc.
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                            (Name of Issuer)

                      Common Stock, $.15 par value
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                     (Title of Class of Securities)

                               746375107
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                             (CUSIP Number)

                           Steven N. Bronson
                         Catalyst Financial LLC
                          100 Mill Plain Road
                       Danbury, Connecticut 06811

                            with a copy to:

                        James A. Prestiano, Esq.
                       631 Commack Road, Suite 2A
                        Commack, New York 11725
                             (631) 499-6000
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             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                              June 6, 2008
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        (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 746375107             SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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  NUMBER OF       7    SOLE VOTING POWER

  SHARES               457,366
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

 OWNED BY              73,173
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

 REPORTING             457,366
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

   WITH                73,173
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    530,539
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.8 %
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14   TYPE OF REPORTING PERSON (See Instructions)

    IN
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
CUSIP No. 746375107            SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Mr. Bronson with respect to the common stock, $.15 par value ("Common Stock") of Argan, Inc., a Delaware corporation (the "Issuer") remains in full force and effect. The Issuer's principal executive office is located at One Church Street, Suite 401, Rockville, Maryland 20850. The Issuer has previously reported that as of May 2, 2008, the Issuer had 11,120,026 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 1 is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a New York limited liability company engaged as a broker-dealer registered under the Securities Exchange Act of 1934 and the president of Ridgefield Acquisition Corp. ("Ridgefield"), a publicly traded Nevada corporation. Mr. Bronson is also the managing member of Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of the Catalyst Fund, L.P. (the "Fund"), a Delaware limited partnership. Catalyst, Ridgefield, and the Fund all maintain their offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

     Since June 6, 2008, Mr. Bronson effected the following transactions in the Common Stock on behalf of Mr. Bronson and his spouse:

                    Buy/           Number          Price           Approximate
Trade Date          Sell         of Shares       Per Share       Gross Proceeds
-------------------------------------------------------------------------------

6/6/2008            Sell           -10,000         $13.403         $134,403.00
6/9/2008            Sell           -11,327         $13.62          $154,273.00
6/10/2008           Sell           -1,000          $14.00          $ 14,000.00
6/11/2008           Sell           -2,000          $14.00          $ 28,000.00

Item 4. Purpose of Transaction.

     Mr. Bronson sold the shares of the Issuer for investment purposes. Mr. Bronson may, for his own account, his spouse's account, the Fund or Ridgefield,
(i) increase or decrease his beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

    (a)(b) Mr. Bronson individually and as the president of Catalyst, the president of Ridgefield and the managing member of the Catalyst Fund GP, LLC, which is the general partner of the Fund, may be deemed to beneficially own an aggregate of 530,539 shares of the Issuer's Common Stock, representing approximately 4.8% of the total shares of Common Stock issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 73,173 shares of Common Stock held by Mr. Bronson and his spouse; (2) 57,500 shares of Common Stock held by Ridgefield; and (3) 399,866 shares of Common Stock held by the Fund. Mr. Bronson has sole voting and sole dispositive power with respect to the Common Stock owned by Ridgefield and the Fund.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days:

                                      Buy/           Number          Price
Name              Trade Date          Sell         of Shares       Per Share
----------------------------------------------------------------------------
The Fund           4/30/2008          Sell           -1,900         $13.40
                   4/10/2008          Sell           -6,782         $14.212

Mr. Bronson
  and his spouse   5/30/2008          Sell           - 300          $12.50
                   5/22/2008          Sell           -5,200         $12.481
                   5/21/2008          Sell           -1,000         $12.25
                   5/20/2008          Sell           -3,000         $12.00

    (d) Other than Mr. Bronson's spouse, who beneficially owns 76,173 shares of Common Stock, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) On May 22, 2008, Mr. Bronson ceased to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7. Material to be Filed as Exhibits.

     None


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2008


                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).